20008715

MISSION

ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-1-5204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Piper Sandler & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall, Suite 900
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy L. Carter **(612) 303-5607**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Timothy L. Carter*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Sandler & Co.*, as of *December 31, 2019*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA M CICH
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/25

T. L. Carter
Signature

Chief Financial Officer
Title

Brenda M Cich
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piper Sandler & Co.

(A Wholly Owned Subsidiary of Piper Sandler Companies)

Index to the Statement of Financial Condition

As of December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Piper Sandler & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Piper Sandler & Co. (the Company, formerly known as Piper Jaffray & Co.) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2003.

Minneapolis, Minnesota
February 28, 2020

Piper Sandler & Co.

(A Wholly Owned Subsidiary of Piper Sandler Companies)

Statement of Financial Condition

December 31, 2019

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	228,967
Receivables from brokers, dealers and clearing organizations		282,598
Financial instruments and other inventory positions owned		413,706
Financial instruments and other inventory positions owned and pledged as collateral		205,674
Total financial instruments and other inventory positions owned		619,380
Fixed assets (net of accumulated depreciation and amortization of $61,657)		28,997
Goodwill		86,280
Intangible assets (net of accumulated amortization of $38,260)		16,625
Investments		9,450
Net deferred income tax assets		71,759
Right-of-use lease asset		35,907
Other assets		48,964
Total assets	$	1,428,927
Liabilities and Shareholder's Equity		
Short-term financing	$	49,978
Payables to brokers, dealers and clearing organizations		7,514
Financial instruments and other inventory positions sold, but not yet purchased		181,372
Accrued compensation		261,380
Intercompany payable to Parent Company		285,515
Accrued lease liability		53,009
Other liabilities and accrued expenses		36,530
Total liabilities		875,298
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		—
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		—
Additional paid-in capital		479,569
Retained earnings		74,060
Total shareholder's equity		553,629
Total liabilities and shareholder's equity	$	1,428,927

See Notes to the Statement of Financial Condition

Note 1 *Organization and Basis of Presentation*

Organization

As described in Note 20, Piper Jaffray Companies completed the acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill & Partners, L.P., a broker dealer entity ("Sandler O'Neill"), on January 3, 2020. Upon completion of the acquisition, Piper Jaffray Companies was renamed Piper Sandler Companies. Piper Jaffray & Co. merged with Sandler O'Neill and, immediately after close of the transaction, was renamed Piper Sandler & Co. The statement of financial condition presented in this report covers a period that ended prior to the completion of the acquisition, and therefore only includes the results of Piper Jaffray & Co. Sandler O'Neill will be included in the statement of financial condition prospectively from the date of acquisition.

Piper Sandler & Co. ("Piper Sandler" or the "Company") is a wholly owned subsidiary of Piper Sandler Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a securities broker dealer and investment banking firm registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites equity and municipal debt offerings and provides various other financial advisory services.

Pershing LLC ("Pershing") is Piper Sandler's clearing broker dealer responsible for clearance and settlement of firm and customer cash and securities transactions.

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The preparation of the statement of financial condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity.

VIEs are entities in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities independently or (ii) the at-risk equity holders do not have the normal characteristics of a controlling financial interest. A controlling financial interest in a VIE is present when an enterprise has one or more variable interests that have both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest is the primary beneficiary and consolidates the VIE.

Voting interest entities lack one or more of the characteristics of a VIE. The usual condition for a controlling financial interest is ownership of a majority voting interest for a corporation or a majority of kick-out or participating rights for a limited partnership.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company's investment is accounted for under the equity method of accounting. If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the statement of financial condition consist of financial instruments (including securities with extended settlements and derivative contracts) recorded at fair value. Securities (both long and short), including securities with extended settlements, are recognized on a trade-date basis. Additionally, certain of the Company's investments on the statement of financial condition are recorded at fair value, either as required by accounting guidance or through the fair value election.

Fair Value Measurement – Definition and Hierarchy – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the report date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments – Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that it holds would not be large enough to affect the quoted price of the securities if the Company sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over ten years or the life of the lease, whichever is shorter.

Leases

A lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and other offices under various non-cancelable leases, all of which are operating leases. In addition to rent, the leases require payment of real estate taxes, insurance and common area maintenance. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. The original terms of the Company's lease agreements generally range up to 12 years. The weighted-average remaining lease term was 5.4 years at December 31, 2019.

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration a current financing arrangement at the Parent Company that is on a secured (i.e., collateralized) basis, as well as market interest rates and spreads, other reference points, and the respective tenors of the Company's designated lease term ranges. The Company applies the portfolio approach in determining the discount rates for its leases. The weighted-average discount rate was 4.0 percent at December 31, 2019.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. Lease incentives, which initially reduce the ROU lease asset, are a component of the amortization of the ROU lease asset.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if circumstances indicate a possible inability to realize the carrying amount. See Note 11 for additional information on the Company's goodwill impairment testing.

Intangible assets with determinable lives consist of customer relationships, internally developed software and the Simmons & Company International ("Simmons") trade name that are amortized over their original estimated useful lives ranging from two to eight years. The pattern of amortization reflects the timing of the realization of the economic benefits of such intangible assets.

Investments

The Company's investments include equity investments in private companies and partnerships. Equity investments in private companies are accounted for at fair value, as required by accounting guidance or if the fair value option was elected. Investments in partnerships are accounted for under the equity method, which is generally the net asset value.

Other Assets

Other assets include receivables and prepaid expenses. Receivables include fee receivables, income tax receivables, accrued interest, and loans made to employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range from two to five years.

Income Taxes

The Company is included in the consolidated U.S. federal income tax return filed by the Parent Company on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes based upon the provisions of a tax sharing arrangement with the Parent Company and U.S. affiliated entities. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740"). The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes.

Contingencies

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes reserves for potential losses to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and reserve amounts requires significant judgment on the part of the Company's management.

Note 3 *Recent Accounting Pronouncements*

Adoption of New Accounting Standards

Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a ROU lease asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements.

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to carry forward its prior conclusions on lease definition, lease classification and initial direct costs related to the existing leases as of the adoption date. Also, the Company has elected the practical expedient to not separate lease components from nonlease components. Both at transition and for new leases thereafter, ROU lease assets and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term, including nonlease components such as fixed common area maintenance costs and other fixed costs (e.g., real estate taxes and insurance).

Upon adoption, the Company recognized a ROU lease asset of approximately $40.2 million and a lease liability of approximately $54.7 million. The difference between the ROU lease asset and the lease liability is due to lease incentives. The new guidance has not impacted the Company's net capital position.

Future Adoption of New Applicable Accounting Standards

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 became effective as of January 1, 2020. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its statement of financial condition.

Note 4 *Acquisition of Weeden & Co. L.P.*

On August 2, 2019, the Company completed the acquisition of Weeden & Co. L.P. ("Weeden & Co."), a broker dealer specializing in equity security sales and trading. The transaction added enhanced trade execution capabilities and scale to the Company's equities institutional sales and trading business. The economic value of the acquisition was approximately $42.0 million and was completed pursuant to a securities purchase agreement dated February 24, 2019, as amended. Additional cash of up to $31.5 million may be earned if a net revenue target is achieved during the period from January 1, 2020 to June 30, 2021. The Company recorded a liability as of the acquisition date for the fair value related to non-employee equity holders. If earned, the amount will be paid by September 30, 2021.

This acquisition was accounted for pursuant to FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, the purchase price was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the net assets acquired was allocated between goodwill and intangible assets. The Company recorded $5.8 million of goodwill on the statement of financial condition, all of which is expected to be deductible for income tax purposes. The final goodwill recorded on the Company's statement of financial condition may differ from that reflected herein as a result of measurement period adjustments. In management's opinion, the goodwill represents the reputation and operating expertise of Weeden & Co.

Identifiable intangible assets purchased by the Company consisted of customer relationships and internally developed software with acquisition-date fair values of $12.0 million and $4.7 million, respectively.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed:

(Dollars in thousands)	
Assets	
Cash and cash equivalents	$ 4,351
Receivables from brokers, dealers and clearing organizations	1,623
Fixed assets	289
Goodwill	5,794
Intangible assets	16,700
Right-of-use lease asset	6,811
Other assets	10,888
Total assets acquired	46,456
Liabilities	
Accrued compensation	2,156
Accrued lease liability	6,811
Other liabilities and accrued expenses	13,464
Total liabilities assumed	22,431
Net assets acquired	$ 24,025

Note 5 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

(Dollars in thousands)	**December 31, 2019**
Financial instruments and other inventory positions owned:	
Corporate securities:	
Equity securities	$ 3,046
Convertible securities	146,406
Fixed income securities	28,176
Municipal securities:	
Taxable securities	22,570
Tax-exempt securities	222,192
Short-term securities	67,901
Mortgage-backed securities	13
U.S. government agency securities	51,773
U.S. government securities	77,303
	$ 619,380
Financial instruments and other inventory positions sold, but not yet purchased:	
Corporate securities:	
Equity securities	$ 94,036
Fixed income securities	10,311
U.S. government agency securities	9,935
U.S. government securities	67,090
	$ 181,372

At December 31, 2019, financial instruments and other inventory positions owned in the amount of $205.7 million had been pledged as collateral for short-term financings.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased.

Note 6 *Fair Value of Financial Instruments*

Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third party pricing vendors to corroborate internally-developed fair value estimates.

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally-estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities are independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's statement of financial condition, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source, such as a discounted cash flow model. The Company's valuation committee, comprised of members of senior management and risk management, provides oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions Owned

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the statement of financial condition.

Equity securities – Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities (principally hybrid preferred securities) are measured primarily using broker quotations, prices observed for recently executed market transactions and internally-developed fair value estimates based on observable inputs and are categorized within Level II of the fair value hierarchy.

Convertible securities – Convertible securities are valued based on observable trades, when available, and therefore are generally categorized as Level II.

Corporate fixed income securities – Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

Taxable municipal securities – Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Tax-exempt municipal securities – Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Short-term municipal securities – Short-term municipal securities include auction rate securities, variable rate demand notes, and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Mortgage-backed securities – Mortgage-backed securities collateralized by residential mortgages are valued using cash flow models that utilize unobservable inputs including credit default rates, prepayment rates, loss severity and valuation yields. As judgment is used to determine the range of these inputs, these mortgage-backed securities are categorized as Level III.

U.S. government agency securities – U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields on spreads over U.S. treasury securities, or models based upon prepayment expectations. These securities are categorized as Level II.

U.S. government securities – U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

Investments

The Company's investments valued at fair value include equity investments in private companies and partnerships. Investments valued based on quoted prices on active markets are classified as Level I. Investments in private companies are valued based on an assessment of each underlying security. These securities are generally categorized as Level II or Level III based on observability of inputs.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2019:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets				
Financial instruments and other inventory positions owned:				
Corporate securities:				
Equity securities	$ 469	$ 2,577	$ —	$ 3,046
Convertible securities	—	146,406	—	146,406
Fixed income securities	—	28,176	—	28,176
Municipal securities:				
Taxable securities	—	22,570	—	22,570
Tax-exempt securities	—	222,192	—	222,192
Short-term securities	—	67,901	—	67,901
Mortgage-backed securities	—	—	13	13
U.S. government agency securities	—	51,773	—	51,773
U.S. government securities	77,303	—	—	77,303
Total financial instruments and other inventory positions owned	77,772	541,595	13	619,380
Cash equivalents	226,000	—	—	226,000
Investments at fair value	962	—	553	1,515
Total assets	$ 304,734	$ 541,595	$ 566	$ 846,895
Liabilities				
Financial instruments and other inventory positions sold, but not yet purchased:				
Corporate securities:				
Equity securities	$ 88,794	$ 5,242	$ —	$ 94,036
Fixed income securities	—	10,311	—	10,311
U.S. government agency securities	—	9,935	—	9,935
U.S. government securities	67,090	—	—	67,090
Total financial instruments and other inventory positions sold, but not yet purchased	$ 155,884	$ 25,488	$ —	$ 181,372

The Company's Level III assets were $0.6 million, or 0.1 percent of financial instruments measured at fair value at December 31, 2019.

The carrying values of the Company's cash, receivables and payables either from or to brokers, dealers and clearing organizations and short-term financings approximate fair value due to their liquid or short-term nature.

Note 7 *Variable Interest Entities*

The Company has investments in various partnerships and limited liability companies. These entities were established for the purpose of investing in securities of public or private companies, or municipal debt obligations, or providing financing to senior living facilities, and were initially financed through the capital commitments or seed investments of the members.

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the structure and nature of each entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance and how the entity is financed.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

The Company determined it is not the primary beneficiary of these VIEs and accordingly does not consolidate them. These VIEs had net assets approximating $0.1 billion at December 31, 2019. The Company's exposure to loss from these VIEs is $5.9 million, which is the carrying value of its capital contributions recorded in investments on the statement of financial condition at December 31, 2019. The Company had no liabilities related to these VIEs at December 31, 2019. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2019.

Note 8 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

(Dollars in thousands)		December 31, 2019
Receivable from clearing organizations	$	260,436
Receivable from brokers and dealers		19,161
Other		3,001
Total receivables from brokers, dealers and clearing organizations	$	282,598

(Dollars in thousands)		December 31, 2019
Payable to brokers and dealers	$	7,514
Total payables to brokers, dealers and clearing organizations	$	7,514

Under the Company's fully disclosed clearing agreement, the majority of its securities inventories and all of its customer activities are held by or cleared through Pershing. The Company has also established an arrangement to obtain financing from Pershing related to the majority of its trading activities. Financing under this arrangement is secured primarily by securities, and collateral limitations could reduce the amount of funding available under this arrangement. The funding is at the discretion of Pershing and could be denied. The Company's clearing arrangement activities are recorded net from trading activity. The fully disclosed clearing agreement includes a covenant requiring the Company to maintain excess net capital of $120 million.

Note 9 *Investments*

The Company's investments include investments in private companies and partnerships.

(Dollars in thousands)		December 31, 2019
Investments at fair value	$	1,515
Investments at cost		1,084
Investments accounted for under the equity method		6,851
Total investments	$	9,450

At December 31, 2019, investments carried on a cost basis had an estimated fair market value of $1.1 million. Because valuation estimates were based upon management's judgment, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value determined by management of our affiliated partnerships and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

Note 10 *Other Assets*

(Dollars in thousands)	December 31, 2019
Fee receivables	$ 16,067
Accrued interest receivables	2,937
Income tax receivables	6,790
Forgivable loans, net	5,227
Prepaid expenses	9,712
Other	8,231
Total other assets	$ 48,964

Note 11 *Goodwill and Intangible Assets*

(Dollars in thousands)	
Goodwill	
Balance at December 31, 2018	$ 80,486
Goodwill acquired	5,794
Balance at December 31, 2019	$ 86,280
Intangible assets	
Balance at December 31, 2018	$ 4,151
Intangible assets acquired	16,700
Amortization of intangible assets	(4,226)
Balance at December 31, 2019	$ 16,625

The Company tests goodwill and indefinite-life intangible assets for impairment on an annual basis and on an interim basis when circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segments. The Company has identified one reporting unit: Capital Markets. When testing for impairment, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if the Company concludes otherwise, then the Company is required to perform a quantitative goodwill test, which requires management to make judgments in determining what assumptions to use in the calculation. The quantitative goodwill test compares the fair value of the reporting unit to its carrying value, including allocated goodwill. An impairment is recognized for the excess amount of a reporting unit's carrying value over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques that a market participant would use. The Company estimates the fair value of the reporting unit using the income approach (discounted cash flow method) and market approach (earnings and/or transaction multiples).

The Company performed its annual goodwill impairment testing as of October 31, 2019, which resulted in no impairment. The Company also evaluated its intangible assets and concluded there was no impairment in 2019.

The addition of goodwill and intangible assets during the year ended December 31, 2019 related to the acquisition of Weeden & Co., as discussed in Note 4. Management identified $16.7 million of intangible assets, consisting of $12.0 million of customer relationships and $4.7 million of internally developed software, which will be amortized over a weighted average life of 8.4 years and 3.6 years, respectively.

Note 12 *Fixed Assets*

(Dollars in thousands)	December 31, 2019
Furniture and equipment	$ 42,204
Leasehold improvements	36,522
Software	11,928
Total	90,654
Accumulated depreciation and amortization	(61,657)
	$ 28,997

Note 13 *Short-Term Financing*

The Company issues secured commercial paper to fund a portion of its securities inventory. The commercial paper notes ("CP Notes") can be issued with maturities of 27 days to 270 days from the date of issuance. The CP Notes are currently issued under two separate programs, CP Series A and CP Series II A, and are secured by different inventory classes. As of December 31, 2019, the weighted average maturity of outstanding CP Notes was six days. The CP Notes are interest bearing or sold at a discount to par with an interest rate based on LIBOR plus an applicable margin. CP Series II A includes a covenant that requires the Company to maintain excess net capital of $100 million. At December 31, 2019, the Company had CP Notes of $50.0 million outstanding with a weighted average interest rate of 2.69%. The CP Series A program was retired effective January 2, 2020.

The Company's committed short-term bank line financing at December 31, 2019 consisted of a one-year $125 million committed revolving credit facility with U.S. Bank, N.A., which was renewed in December 2019. The Company uses this credit facility in the ordinary course of business to fund a portion of its daily operations and the amount borrowed under this credit facility varies daily based on the Company's funding needs. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires the Company to maintain a minimum regulatory net capital of $120 million, and the unpaid principal amount of all advances under this facility will be due on December 11, 2020. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. At December 31, 2019, the Company had no advances against this line of credit.

Note 14 *Contingencies, Commitments and Guarantees*

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlement, penalties, fines or other relief.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. Reasonably possible losses in excess of amounts accrued at December 31, 2019 are not material. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the statement of financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the financial condition as of the end of that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be reasonably possible.

Operating Lease Commitments

The Company leases office space throughout the United States. Aggregate minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) as of December 31, 2019 were as follows:

(Dollars in thousands)		
2020	$	15,355
2021		11,223
2022		10,260
2023		7,900
2024		6,270
Thereafter		10,860
Total	$	61,868

Total minimum rentals to be received from 2020 through 2024 under noncancelable subleases were $1.6 million at December 31, 2019.

Investment Commitments

As of December 31, 2019, the Company had commitments to invest approximately $3.4 million in limited partnerships that make investments in private equity companies.

Other Guarantees

The Company is a member of numerous exchanges. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the exchange, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded on the statement of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

Note 15 *Employee Benefit Plans*

The Parent Company has various employee benefit plans, and substantially all Company employees are covered by at least one plan. The plans include health and welfare plans and a tax-qualified retirement plan.

Note 16 *Parent Company Compensation Plans*

Stock-Based Compensation

The Parent Company maintains a stock-based compensation plan, the Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees. The awards granted to employees have three to five year vesting periods or cliff vest upon meeting certain performance or market-based metrics. The Incentive Plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Parent Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Parent Company's board of directors.

Deferred Compensation Plans

The Parent Company maintains various deferred compensation arrangements for employees.

The Mutual Fund Restricted Share Investment Plan is a fully funded deferred compensation plan which allows eligible employees to receive a portion of their incentive compensation in restricted mutual fund shares ("MFRS Awards") of investment funds. MFRS Awards vest ratably over three years in equal installments and provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreement entered into upon termination. MFRS Awards are owned by employee recipients (subject to the aforementioned vesting restrictions) and as such are not included on the statement of financial condition.

The nonqualified deferred compensation plan is an unfunded plan which allowed certain highly compensated employees, at their election, to defer a portion of their compensation. This plan was closed to future deferral elections by participants for performance periods beginning after December 31, 2017. The amounts deferred under this plan are held in a grantor trust. The Parent Company invests, as a principal, in investments to economically hedge its obligation under the nonqualified deferred compensation plan.

Note 17 *Net Capital Requirements and Other Regulatory Matters*

Piper Sandler is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. FINRA serves as Piper Sandler's primary SRO. Piper Sandler is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Sandler has elected to use the alternative method permitted by the SEC rule which requires that it maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals are subject to certain approvals, notifications and other provisions of SEC and FINRA rules.

At December 31, 2019, net capital calculated under the SEC rule was $236.9 million, and exceeded the minimum net capital required under the SEC rule by $235.9 million. The Company anticipates $40.0 million of capital withdrawals within the next six months.

The Company's committed short-term credit facility includes a covenant requiring Piper Sandler to maintain minimum net capital of $120 million. CP Notes issued under CP Series II A include a covenant that requires Piper Sandler to maintain excess net capital of $100 million. The Company's fully disclosed clearing agreement with Pershing also includes a covenant requiring Piper Sandler to maintain excess net capital of $120 million.

Note 18 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred income tax assets consisted of the following items at December 31, 2019:

(Dollars in thousands)	
Deferred tax assets:	
Deferred compensation	$ 54,499
Accrued lease liability	13,146
Goodwill tax basis in excess of book basis	11,059
Liabilities/accruals not currently deductible	1,484
Other	4,490
Total deferred tax assets	84,678
Deferred tax liabilities:	
Right-of-use lease asset	8,905
Fixed assets	3,427
Other	587
Total deferred tax liabilities	12,919
Net deferred tax assets	$ 71,759

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

In conjunction with its acquisition of Weeden & Co, the Company recorded a $4.1 million liability for uncertain state and local income tax positions, along with a corresponding indemnification asset.

Note 19 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, holds investments in funds managed by affiliates and markets derivative instruments for affiliates. The Company allocates expenses or records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. The Company also owns investments in affiliated funds that are accounted for under the equity method. In addition, the Company may transact with the Parent Company for the financing of its operations and reimburses the Parent Company for expenses associated with stock-based compensation awards issued to Company employees. At December 31, 2019, an intercompany payable to the Parent Company of $285.5 million represents the amounts payable for related party transactions.

Note 20 *Subsequent Events*

On January 3, 2020, the Parent Company completed the acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill, a full-service investment banking firm and broker dealer focused on the financial services industry. The transaction was completed pursuant to the Agreement and Plans of Merger dated July 9, 2019. The total consideration of $485.0 million, for which the Parent Company received $100.0 million of tangible book value, consisted of $350.0 million in cash and $135.0 million in restricted consideration, primarily in Parent Company restricted stock.

On February 21, 2020, the Parent Company announced a definitive agreement to acquire The Valence Group, an investment bank offering mergers and acquisitions advisory services to companies and financial sponsors with a focus on the chemicals, materials and related sectors. The total consideration consists of cash and Parent Company restricted stock. A portion of the restricted stock consideration will be used for retentive purposes. The transaction is expected to close in the second quarter of 2020, subject to obtaining required regulatory approvals and other customary closing conditions.

The Company has evaluated subsequent events through February 28, 2020, the date the financial statements were available to be issued, and has determined there are no other subsequent events that require disclosure in the Company's financial statements.